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Exhibit 99.1

INDEPENDENT AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE 39 OF 27 JANUARY 2010

To the shareholders of
Luxottica Group SpA

Report on the consolidated financial statements

        We have audited the accompanying consolidated financial statements of the Luxottica Group, which comprise the statement of financial position as of 31 December 2015, the statement of income, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, a summary of significant accounting policies and the notes.

Directors' responsibility for the consolidated financial statements

        The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/05.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISA Italia) drawn up pursuant to article 11, paragraph 3, of Legislative Decree 39 of 27 January 2010. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The audit procedures selected depend on the auditor professional judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity, preparation of consolidated financial statements that give a true and fair view, to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Luxottica Group as of 31 December 2015 and of the result of its operations and cash flows for the year then ended in compliance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree 38/05.

Report on compliance with other laws and regulations

Opinion on the consistency with the consolidated financial statements of the management report and of certain information set out in the report on corporate governance and ownership structure

        We have performed the procedures required under auditing standard (SA Italia) 720B to express an opinion, as required by law, on the consistency of the management report and of the information set out in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree 58/98, which are the responsibility of the directors of Luxottica Group SpA, with the consolidated financial statements of the Luxottica Group as of 31 December 2015. In our opinion, the report on operations and the information in the report on corporate governance and ownership structure mentioned above are consistent with the consolidated financial statements of the Luxottica Group as of 31 December 2015.

Milan, 5 April 2016

PricewaterhouseCoopers SpA

Signed by
STEFANO BRAVO
(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers.

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  Exhibit 99.1